TOTAL SYSTEM SERVICES, INC.
Exhibit 99.2

## **CERTIFICATION OF PERIODIC REPORT**

I, James B. Lipham, Chief Financial Officer of Total System Services, Inc. (the "Company"), certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350, that:

(1)     the Quarterly Report on Form 10-Q of the Company for the quarterly period ended September 30, 2002 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)     the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.


Dated: November 13, 2002                                    /s/ James B. Lipham
                                                            James B. Lipham
                                                            Chief Financial Officer